
Technology is built to solve
impossible problems.

Bobby John · 3rd

Visionary Tech Founder who leads world class engineers.

Atlanta, Georgia, United States · Contact info

500+ connections

Band of Coders

University of Toronto

Experience

Founder & CEO
Band of Coders
May 2001 – Present · 20 yrs 9 mos
Atlanta, Georgia, United States

Band of Coders is an elite team of product managers, software architects and developers who partner with business executives to build their next success.

Our fractional CTOs are strategic, innovative team leaders. They'll apply their technical knowledge and business strategy to help your company succeed. We turn your ideas into reality by properly building custom software from the beginning or improving your current solution.

...see more

Founder & CEO
GetDoctor
Feb 2020 – Present · 2 yrs
Atlanta, Georgia, United States

Board Member
Atomic Reach
Apr 2019 – Present · 2 yrs 10 mos
Toronto, Canada Area

Atomic Reach is a content optimization platform that leverages state of the art artificial intelligence to automate the optimization and generation of text based marketing content. Our artificial intelligence reveals critical insights about audience reading preferences, creates personalized and higher performing content with machine learning and, eliminates ...see more

Board Member
Adventures In Missions
Sep 2015 – Present · 6 yrs 5 mos

Chairman
Miqueas 6:8, Inc
Jan 2010 – Present · 12 yrs 1 mo
Atlanta

Many children in Honduras suffer from neglect, abuse and extreme poverty. At Miqueas 6:8, we believe that we can help by providing abandoned children with a safe, loving and nurturing home. A place where they grow, learn and have hope for a better future. Children that are adopted by Miqueas are provided with the tools to develop physically, emotionally, ...see more

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Education

University of Toronto
Bachelor of Applied Science (B.A.Sc.), Computer Engineering